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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 14


                              V. F. Corporation
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  918204108
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement CUSIP No. 918204108

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           M. Rust Sharp, Esquire


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization United States of America


  Number of Shares             5) Sole Voting Power                       6,400
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power               11,461,644*


                               7) Sole Dispositive Power                  6,400


                               8) Shared Dispositive Power          11,461,644*


  9)  Aggregate Amount Beneficially Owned by Each Reporting Person   11,468,044

 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11)  Percent of Class Represented by Amount in Row (9)                   17.71

 12)  Type of Reporting Person (See Instructions)                            IN

* Mr. Sharp is Co-Trustee with PNC Bank, National Association with respect to these shares.

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   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
                                                                      11,468,044

      (b) Percent of Class:
                                                                           17.71


      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                     6,400
          (ii) shared power to vote or to direct the vote            11,461,644*
          (iii) sole power to dispose or to direct the disposition of      6,400
          (iv) shared power to dispose or to direct the disposition of
                                                                     11,461,644*

          * Mr. Sharp is Co-Trustee with PNC Bank, National Association with respect to these shares.

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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         March 10, 1995
         _____________________________________________________________________
         Date

         /s/ M. Rust Sharp
         _____________________________________________________________________
         Signature - M. Rust Sharp, Esquire